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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-1
                               (Amendment No. 1)
                   Tender Offer Statement Pursuant To Section
                14(d)(1) of the Securities Exchange Act of 1934


                                      and


                                  SCHEDULE 13D
                               (Amendment No. 1)
                   Under the Securities Exchange Act of 1934



                            COBRA GOLF INCORPORATED
                           (Name of Subject Company)



                                   HCAC, INC.
                             AMERICAN BRANDS, INC.
                                    (Bidder)



                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)



                                   190907105
                     (CUSIP Number of Class of Securities)



                           Mr. Louis F. Fernous, Jr.
                          Vice President and Secretary
                             American Brands, Inc.
                            1700 East Putnam Avenue
                     Old Greenwich, Connecticut 06870-0811
                                 (203) 698-5000
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)


                                   Copies to:

                             Edward P. Smith, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-5100

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                              (Page 1 of 8 Pages)

 CUSIP No. 190907105          14D-1 AND 13D           Page 2 of 8 Pages

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1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         HCAC, INC.                          06-1441617
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2.       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                             (b) /X/
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS

         AF
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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS             / /
         REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
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7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,049,590/*/
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8.       CHECK IF AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES / /

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9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         APPROXIMATELY 27% OF THE SHARES OUTSTANDING AS OF
         DECEMBER 15, 1995/*/
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10.      TYPE OF REPORTING PERSON

         CO
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/*/ See note on page 4.


                              (Page 2 of 8 Pages)

CUSIP No. 190907105           14D-1 AND 13D           Page 3 of 8 Pages

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1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         AMERICAN BRANDS, INC.               13-3295276
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2.       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                             (b) /X/
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS
         WC, OO
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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS            / /
         REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
-----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-----------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,049,590/*/
-----------------------------------------------------------------------
8.       CHECK IF AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES / /

-----------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         APPROXIMATELY 27% OF THE SHARES OUTSTANDING AS OF
         DECEMBER 15, 1995/*/
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10.      TYPE OF REPORTING PERSON

         CO
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 /*/ See note on page 4.


                              (Page 3 of 8 Pages)

                                EXPLANATORY NOTE

American Brands, Inc. (the "Parent") and certain stockholders (each, a "Selling Stockholder") of Cobra Golf Incorporated (the "Company") entered into the Stock Option and Tender Agreement, dated as of December 18, 1995, as supplemented by the Stock Transfer Agreement dated December 29, 1995 among the Parent and certain Selling Stockholders (the "Stock Option and Tender Agreement"), pursuant to which, upon the terms and conditions set forth therein, the Selling Stockholders have given to the Parent options to purchase any and all Shares (as hereinafter defined) beneficially owned and thereafter acquired by them at a price equal to $36 per Share subject to adjustment if the Offer Price (as hereinafter defined) is increased and have further agreed, among other things, to tender pursuant to the Offer (as hereinafter defined) and not withdraw all the Shares owned by them, except that the Selling Stockholders will be required to withdraw such Shares under certain circumstances and, if such Shares are withdrawn, to retender such Shares if requested by the Parent. The number of Shares subject to the Stock Option and Tender Agreement is 5,049,590 Shares (an increase of 100,012 Shares from 4,949,578 Shares previously disclosed) reflecting the exact beneficial ownership of the Selling Stockholders. Certain of the Selling Stockholders have also granted the Parent, or any nominee of the Parent, irrevocable proxies to vote such Shares, on certain matters at any annual, special or adjourned meeting of stockholders of the Company or to execute a written consent on their behalf in lieu of a meeting.


                              (Page 4 of 8 Pages)

         This Statement amends and supplements the combined Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on December 22, 1995 by American Brands, Inc., a Delaware corporation (the "Parent"), and HCAC, Inc., a Delaware corporation and a wholly-owned subsidiary of the Parent (the "Purchaser"), and relates to a tender offer by the Purchaser to purchase all issued and outstanding shares of Common Stock, $.001 par value per share (the "Shares"), of Cobra Golf Incorporated, a Delaware corporation (the "Company"), at a purchase price of $36.00 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which were annexed to and filed with the Schedule 14D-1 as Exhibits (a)(1) and
(a)(2), respectively.

         Capitalized terms used and not defined herein shall have the meanings assigned to them in the Offer to Purchase and the Schedule 14D-1.

         The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Items 6(a)-(b) of the Schedule 14D-1 are hereby amended by adding thereto the following:

         The information set forth in the Explanatory Note on page 4 of this Statement is incorporated herein by reference. A copy of the Stock Transfer Agreement dated December 29, 1995 among the Parent and certain Selling Stockholders is attached as Exhibit (a)(11) hereto and is incorporated herein by reference.


                              (Page 5 of 8 Pages)

ITEM 7.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         Item 7 of the Schedule 14D-1 is hereby amended by adding thereto the following:

         The information set forth in the Explanatory Note on page 4 of this Statement is incorporated herein by reference. A copy of the Stock Transfer Agreement dated December 29, 1995 among the Parent and certain Selling Stockholders is attached as Exhibit (a)(11) hereto and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         Items 10(a), (b) and (c) of the Schedule 14D-1 are hereby amended by adding thereto the following:

         The 15-calendar-day waiting period applicable to the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), expired at 11:59 p.m. on January 4, 1996. Such expiration was a condition to the Offer, and such condition has now been satisfied.

         On January 5, 1996, the Parent issued a press release announcing the expiration of the waiting period under the HSR Act with respect to the Offer and the Merger. A copy of the press release is attached as Exhibit (a)(12) hereto and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Schedule 14D-1 is hereby amended by adding thereto the following:

(a)(11)  --       Stock Transfer Agreement dated
                  December 29, 1995 among the Parent
                  and certain Selling Stockholders.

(a)(12)  --       Press release issued by the Parent on
                  January 5, 1996.


                              (Page 6 of 8 Pages)

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    AMERICAN BRANDS, INC.


                                    By:     Charles H. McGill
                                         -----------------------
                                            Charles H. McGill
                                          Senior Vice President -
                                          Corporate Development




                                    HCAC, INC.


                                    By:     Charles H. McGill
                                          -----------------------
                                            Charles H. McGill
                                             Vice President



Dated: January 5, 1996.


                              (Page 7 of 8 Pages)

                                 EXHIBIT INDEX

EXHIBIT                                                            SEQUENTIAL
  NO.                      DESCRIPTION                             PAGE NUMBER


(a)(11)  --       Stock Transfer Agreement dated
                  December 29, 1995 among the Parent
                  and certain Selling Stockholders.

(a)(12)  --       Press release issued by the Parent
                  on January 5, 1996.


                              (Page 8 of 8 Pages)